Exhibit 99.4

NICE Presents Elite Partners of the Year Awards at Interactions 2023

Awards honor commitment to helping customers deliver outstanding results through next-level cloud and AI-
driven strategies

Hoboken, N.J., June 7, 2023 – NICE (Nasdaq: NICE) today announced the winners of the NICE Elite Partners of the Year award at Interactions 2023, the industry’s largest customer experience event, taking place in New York City. The winning partners were recognized for their excellence in helping NICE customers digitally transform their business through cutting-edge cloud and AI solutions.

The judges selected the winning partners for devoting significant effort to refining their expertise via educational certifications and driving differentiation for customers. The winners of the NICE Elite Partners of the Year award are:

•	Top Technology Solutions Distributor – Highlighting work being done to prepare brands for the digital future. The winner is Intelisys.

•	Top Global System Integrator – Honoring a commitment to driving change globally for all communities and stakeholders. The winner is Accenture.

•	Top Technology Partner – Recognizing cutting-edge technological advancements powering exceptional customer experience. The winner is Google.

•	Top DEVone Partner – Awarding partnership for conversational AI and voice biometrics excellence. The winner is Omilia.

•	Top Solution Partner – Applauding innovation to create extraordinary experiences for brands, employees and customers. The winner is ConvergeOne.

•	Top CALA Partner – Highlighting exceptional commitment to delivering next-gen customer experience in the CALA region. The winner is A5 Solutions.

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Top UCaaS Communications Partner - Recognizing the utilization of leading UC tools to create a single, seamless experience for reaching anyone inside or beyond the contact center. The winner is RingCentral.

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Top Carrier Communications Partner – Praising the mission of delivering better, faster and more personalized customer interactions through smart self-service, guided customer journeys and prepared agents. The winner is Verizon.

Barry Cooper, President, CX Division, NICE, said, “Our partners share NICE’s mission of helping brands deliver exceptional customer experience. Through powerful collaboration, NICE and its partners are driving pervasive cloud and AI adoption, adding value to our customers and optimizing business operations for all industries. We are proud to recognize these award winners for partnering with NICE to take customer experience to the next level.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.